Exhibit 99.1

Li Auto Inc. Launches Li i8, a Six-Seat Battery Electric Family SUV

BEIJING, China, July 29, 2025 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today officially launched Li i8, a six-seat battery electric family SUV. As an SUV of the new era, Li i8 combines the all-terrain capabilities of off-road vehicles, the handling dynamics of sedans, and the comfort of MPVs, redefining family mobility with an all-new driving and riding experience.

Li i8 offers three trims: Pro, Max and Ultra, which will retail for RMB321,800, RMB349,800 and RMB369,800, respectively. Deliveries of Li i8 will commence on August 20, 2025.

Below is an overview of Li i8. For more details, please visit Li Auto’s official website.

A New High-Voltage BEV Platform

Li Auto has developed a new high-voltage battery electric platform for Li i8, featuring an in-house developed electric drive system, 5C battery pack, and a nationwide 5C super charging network.

1) Proprietary Electric Drive System: Ultra-Quiet, Ultra-Efficient

Li Auto’s in-house developed electric drive system is designed to minimize noise and energy consumption. Its proprietary rotor-stator structure and transmission system can effectively reduce vibration and noise inside the Li i8 cabin, achieving industry-leading cabin quietness. Additionally, Li i8’s electric drive system incorporates in-house developed silicon carbide power chips and modules, offering high efficiency, low losses, and rapid heat dissipation for enhanced energy savings. Li Auto also built its own motor factory to ensure the full implementation of in-house technologies.

2) In-House Developed Ternary Lithium 5C Super Charging Battery Pack

Li i8 is equipped with 90.1 kilowatt-hours and 97.8 kilowatt-hours ternary lithium 5C super charging battery pack options. With all-wheel drive offered as standard, Li i8 achieves a CLTC range of 670 kilometers and 720 kilometers for the 90.1 kilowatt-hours and 97.8 kilowatt-hours battery pack options, respectively. The in-house developed drive motor and low-drag design contribute to Li i8’s industry-leading range attainment rate. Paired with an industry-leading battery thermal management system, Li i8 ensures sustained high-power charging, achieving a 500-kilometer driving range with just 10 minutes of charging. Furthermore, based on the Company’s battery lifespan tests, Li i8’s battery health remains above 80% after 1,500 full charge-discharge cycles in super charging mode.

3) The Largest Super Charging Network Among Chinese Automakers

To support the rollout of BEVs, Li Auto has built the largest super charging network among Chinese automakers, with 3,000 super charging stations in operation. This network includes approximately 1,000 highway stations covering nine major east–west and nine major north–south highway routes, with an average spacing of about 150 kilometers, along with 2,000 urban stations across over 250 cities.

Yacht-Inspired Design

Li i8’s avant-garde yacht-inspired design achieves low drag, exceptional space utilization, and outstanding visibility. With a drag coefficient of 0.218, the vehicle delivers reduced wind noise and energy consumption. As a large SUV with dimensions of 5,085 millimeters in length, 1,960 millimeters in width, 1,740 millimeters in height, and a 3,050-millimeter wheelbase, its interior space surpasses that of many full-size SUVs. Additionally, Li i8 provides every family user on board with excellent visibility.

SUV of a New Era

The combined strengths of its outstanding off-road capabilities, handling, and spaciousness position Li i8 as an exceptional SUV for a new era.

Li i8 boasts an off-roader’s passability, slope-climbing power, and ability to handle rough terrains. In terms of off-road performance, the Li i8 comes standard with a dual-chamber Li Magic Carpet air suspension, offering four adjustable height settings and a maximum ground clearance of 196 millimeters. Additionally, Li i8 is equipped with a dual-motor, all-wheel drive system in the standard configuration across all trims, enabling it to handle a wide range of challenging road conditions.

Li i8 delivers sedan-like handling stability, performance, and ease of entry and exit through its battery electric low-center-of-gravity design, a body torsional stiffness of 49,500 Nm/degree, front double-wishbone and rear five-link suspension, a 0-100 km/h acceleration as quick as 4.5 seconds, and a minimum second-row side sill ground clearance of 401 millimeters.

Li i8 offers MPV-like premium spaciousness and comfort. Its new wraparound-style seats feature optimized backrest and cushion surfaces, delivering enhanced support and hugging comfort. Li i8 also features a zero-gravity seat on the right side of the second row, a third row comparable to top MPVs, and a trunk depth of 565 millimeters when all three rows are in use, easily meeting the travel needs of large families. Li i8 can also be equipped with a large floating table, delivering an experience rivaling that of the Li MEGA.

Industry-Leading Safety Capabilities

For passive safety, Li i8 adopts a multi-path force transmission design in the front compartment, featuring three longitudinal force transmission paths to enhance energy dispersion during frontal collisions. The front compartment integrates 11 circular energy-absorbing structures, which effectively absorb and dissipate collision energy, ensuring overall vehicle safety and significantly enhancing the structural integrity of the occupant cabin. Li i8 also features comprehensive airbag protection with extended side curtain airbags and door handles designed to remain unlockable even in power failures. It is also engineered to meet stringent eco-health standards. Additionally, its battery has undergone rigorous safety testing under extreme conditions such as submersion and freezing, complying with rigorous safety protocols. On active safety, all Li i8 trims come standard with LiDAR sensors and are equipped with enhanced automatic emergency steering (AES) to effectively mitigate collision risks from other vehicles.

An All-New Assisted Driving and Smart Space Experience

In terms of assisted driving, Li i8 Pro comes standard with the Li AD Pro assisted driving system, equipped with a Horizon Robotics J6M chip delivering total computing power of 128 TOPS. The Li i8 Max and Ultra models are equipped with the advanced Li AD Max assisted driving system, featuring an NVIDIA Thor-U chip with a total computing power of 700 TOPS. With the launch of urban NOA on the Horizon Robotics J6M platform by year-end, the assisted driving capabilities of Li AD Pro will be significantly enhanced. The Li AD Max will integrate Li Auto’s self-developed VLA driver large model, which possesses understanding, reasoning, memory, and communication capabilities, evolving through reinforcement learning into an increasingly intuitive personal driver. Combining spatial intelligence, linguistic intelligence, and behavioral strategies, the VLA driver large model leverages a human-like technical architecture to deliver notable improvements in safe driving, smoothness and comfort, three-point turns, continuous task execution, and underground parking. The development of the VLA driver large model benefited from Li Auto’s R&D advantages in data, algorithms, computing power, and engineering capabilities, including optimized data allocation, the use of generated data, high model evaluation efficiency, a closed loop of reinforcement learning, as well as increasing investments in computing power, robust quantitative accuracy, and multi-platform deployment capabilities. The VLA driver large model will be fully rolled out to AD Max models equipped with Orin-X and Thor-U chips alongside the delivery of Li i8.

In terms of smart space, Li Auto’s in-house foundation model MindGPT-powered Li Xiang Tong Xue has evolved from a voice assistant to Li Xiang Tong Xue Agent. It can independently utilize tools, resolve complex tasks, and possess personalized memory. Nearly all in-vehicle functions of Li i8 have undergone tool-based integration for Li Xiang Tong Xue Agent, including electric air vents for climate control and windshield wipers. For complex tasks, Li Xiang Tong Xue Agent leverages Li Auto’s advanced model capabilities to understand user intent and achieve goals efficiently. For example, it can autonomously invoke tools like the Meituan app to fulfill in-store food pickup requests or activate the vehicle’s external cameras to scan QR codes in parking lots for payment. Examples also include the industry-first Desktop Master functionality that enables user-programmable code generation and the creation of tools, content, and services. Furthermore, with the June rollout of Face ID and the new family account system, Li Xiang Tong Xue Agent can remember information about each individual to deliver personalized experiences while ensuring data security—making daily use more convenient, thoughtful and emotionally resonant for every family member.

Brand Upgrade

At the launch event, Li Auto announced its brand upgrade, committing to providing a high-quality home, a premium private space for a diverse range of consumers while meeting the needs of family users. The Company will uphold its brand value proposition of “private space, deep connection, and cherished experience,” while continuing to invest in products and intelligence. Through the creation of sophisticated, liberating, and distinctive mobile spaces, Li Auto aims to fulfill its mission: Create a Mobile Home, Create happiness.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and one Li i series battery electric SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com